Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated June 4, 2013

Relating to Preliminary Prospectus Supplement dated June 3, 2013

(To Prospectus dated June 3, 2013)

Registration Statement No. 333-189048

PRICING TERM SHEET

Dated June 4, 2013

Relating to the Preliminary Prospectus Supplement Referred to Below

Array BioPharma Inc.

Offering of

$115,000,000 aggregate principal amount of
3.00% Convertible Senior Notes due 2020

The information in this pricing term sheet relates only to the offering (the “Offering”) of 3.00% Convertible Senior Notes due 2020 by Array BioPharma Inc. and should be read together with (i) the preliminary prospectus supplement dated June 3, 2013 relating to the Offering, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”), and (ii) the accompanying prospectus dated June 3, 2013, each filed with the Securities and Exchange Commission (the “SEC”).

Issuer:	Array BioPharma Inc., a Delaware corporation.

Ticker/Exchange for Common Stock:	ARRY / The NASDAQ Global Market (“NASDAQ”)

Securities Offered:	3.00% Convertible Senior Notes due 2020 (the “Notes”).

Trade Date:	June 5, 2013.

Expected Settlement Date:	June 10, 2013.

Aggregate Principal Amount of Notes Offered:	$115,000,000 aggregate principal amount of Notes.

Underwriters’ Option to Purchase Additional Notes:	Up to $17,250,000 aggregate principal amount of additional Notes.

Net Proceeds of the Offering after Underwriting Discounts and Commissions and Estimated Offering Expenses:	Approximately $111.31 million (or approximately $128.04 million if the underwriters exercise their option to purchase additional Notes in full).

Maturity Date:	June 1, 2020, unless earlier converted, redeemed or repurchased by the Issuer at the holder’s option upon a fundamental change.

Annual Interest Rate:	3.00% per annum.

Interest Payment and Record Dates:

Interest will accrue from June 10, 2013, and will be payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2013, to the person in whose name a Note is registered at the close of business on May 15 or November 15, as the case may be, immediately preceding the relevant interest payment date.

Public Offering Price:	100%

Underwriting Discounts and Commissions:	3.00%

Closing Stock Price:	$5.32 per share of the Issuer’s common stock on NASDAQ on June 4, 2013.

Conversion Premium:	Approximately 32.5% above the Closing Stock Price.

Initial Conversion Price:	Approximately $7.05 per share of the Issuer’s common stock, subject to adjustment.

Initial Conversion Rate:	141.8641 shares of the Issuer’s common stock per $1,000 principal amount of Notes, subject to adjustment.

Optional Redemption:

On or after June 4, 2017, the Issuer may redeem all or part of the Notes, except for the Notes that the Issuer is required to repurchase in connection with a fundamental change, for cash, but only if the last reported sale price of the Common Stock for 20 or more trading days in a period of 30 consecutive trading days ending within seven trading days prior to the date the Issuer provides notice of redemption exceeds 130% of the conversion price in effect on each such trading day. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Fundamental Change:

If the Issuer undergoes a fundamental change, holders may require the Issuer to purchase the Notes in whole or in part for cash at a fundamental change purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to but excluding, the fundamental change purchase date.

Joint Book-Running Managers:	Goldman, Sachs & Co. and J.P. Morgan Securities LLC.

Co-Managers:	Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated.

CUSIP/ISIN Number:	04269X AA3 / US04269XAA37

Listing:	None.

Adjustment to Conversion Rate Upon Conversions in Connection with a Make-Whole Fundamental Change or a Notice of Redemption:

The following table sets forth the number of additional shares of the Issuer’s common stock by which the Issuer will increase the Conversion Rate for any holder that converts its Notes in connection with (i) a make-whole fundamental change or (ii) a notice of redemption, for each stock price and date set forth below:

Effective Date/ Date of the Redemption Notice	Stock Price
	$5.32	$6.00	$6.50	$7.05	$7.50	$8.00	$9.17	$10.00	$11.00	$12.50	$15.00	$20.00	$30.00	$50.00
4-Jun-13	46.1058	38.1489	32.8055	28.0557	24.8495	21.8435	16.4389	13.4817	10.6638	7.5541	4.3805	1.8060	0.3586	0.0000
1-Jun-14	46.1058	36.6566	31.2816	26.5426	23.3816	20.4524	15.3605	12.6321	10.0322	7.1453	4.1802	1.7699	0.3713	0.0000
1-Jun-15	46.1058	35.2484	29.8099	25.0417	21.8808	18.9738	14.0020	11.4982	9.1617	6.5672	3.8926	1.7064	0.3859	0.0000
1-Jun-16	46.1058	33.9688	28.3425	23.4572	20.2465	17.3313	12.4809	10.1649	8.1333	5.8842	3.5591	1.6380	0.4192	0.0000
1-Jun-17	46.1058	33.1038	27.1721	22.0655	18.7470	15.7598	10.8914	8.6448	6.8296	4.9967	3.1104	1.5467	0.4938	0.0000
1-Jun-18	46.1058	32.3230	25.8572	20.3646	16.8481	13.7396	8.8523	6.7483	5.2159	3.8701	2.5103	1.3901	0.6067	0.0000
1-Jun-19	46.1058	30.6025	23.2690	17.1990	13.4266	10.2079	5.5145	3.7677	2.7899	2.0553	1.3396	0.7723	0.3368	0.0000
1-Jun-20	46.1058	24.8025	11.9820	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates or dates of the redemption notice may not be set forth in the table above, in which case:

•                  if the stock price is between two stock prices in the table or the date is between two dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later dates, as applicable, based on a 365-day year;

•                  if the stock price is greater than $50.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the Conversion Rate; and

•                  if the stock price is less than $5.32 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the Conversion Rate.

Notwithstanding the foregoing, in no event will the Conversion Rate be increased on account of a make-whole fundamental change or a redemption notice to exceed 187.9699 shares of common stock per $1,000 principal amount of Notes, subject to adjustments in the same manner as the Conversion Rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

CAPITALIZATION

The following table sets forth the Issuer’s capitalization as of March 31, 2013:

•                  on an actual basis; and

•                  on an as adjusted basis to give effect to the issuance and sale of $115 million aggregate principal amount of notes, assuming no exercise of the underwriters’ option to purchase additional notes, after deducting the estimated underwriting discounts and estimated offering expenses payable by the Issuer, and the application of the net proceeds as described in the “Use of Proceeds” section of the Preliminary Prospectus Supplement.

The following information should be read in conjunction with the Issuer’s condensed financial statements and related notes included in the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012 and the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which are incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus.

	As of March 31, 2013
(In thousands, except share and per share amounts)	Actual	As Adjusted

Cash and cash equivalents and marketable securities	$87,047	$105,790

Long-term debt:
Comerica Bank Loan and Security Agreement	14,550	14,550
Deerfield Facility Agreements (1)	80,799	—
3.00% convertible senior notes due 2020 offered hereby (2)	—	115,000

Total long-term debt	$95,349	$129,550

Stockholders’ equity:
Preferred stock, par value of $0.001 per share, 10,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Common stock, par value $0.001 per share, 220,000,000 shares authorized; 116,688,159 shares issued and outstanding, actual and as adjusted (3)	117	117
Additional paid-in capital (2)	523,109	523,109
Warrants	39,385	39,385
Accumulated other comprehensive income	2	2
Accumulated deficit	(615,028)	(626,791)

Total stockholders’ deficit	$(52,415)	$(64,178)

Total capitalization	$42,934	$65,372

(1)	Net of unamortized debt discount of $11.8 million.

(2)

In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that the interest expense reflects the Issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount will be recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that the Issuer is required to repay, and the amount shown in the table above for the notes is the aggregate principal amount of the notes and does not reflect the debt discount, fees and expenses that the Issuer will be required to recognize.

(3)

The common stock shown as issued and outstanding in the table above is based on 116,688,159 shares of common stock outstanding as of March 31, 2013, and excludes the shares of common stock reserved for issuance upon conversion of the notes, and also excludes, as of March 31, 2013: (i) 9,845,153 shares of common stock issuable upon the exercise of outstanding stock options, having a weighted average exercise price of $5.89 per share; (ii) 12,000,000 shares of common stock issuable upon the exercise of outstanding warrants, having a weighted average exercise price of $3.92 per share; (iii) 800,936 shares of common stock issuable under the Array BioPharma Amended and Restated Employee Stock Purchase Plan; and (iv) an aggregate of up to 24,494,351 shares of common stock reserved for future issuance under the Issuer’s equity incentive plans.

The Issuer has filed a registration statement (including a prospectus dated June 3, 2013) and the Preliminary Prospectus Supplement with the SEC for the Offering to which this communication relates.  Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering.  You may get these documents for free by visiting

EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you these documents if you request them by contacting Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282 (telephone no. 212-902-1171, facsimile: 212-902-9316, email: prospectus-ny@ny.email.gs.com) or J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions at 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at 866-803-9204.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus.  The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.